SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On September 22, 2016, the registrant will be hosting an investor breakfast meeting in New York City beginning at 9:00 am EDT. At the meeting, the registrant will present updates about its corporate objectives, BL-8040 and business development activities. The foregoing presentations are filed as exhibits to this Report on Form 6-K as listed below:

Exhibit 1: Registrant’s Corporate Presentation;

Exhibit 2: Registrant’s BL-8040 Presentation; and

Exhibit 3: Registrant’s Business Development Update

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: September 22, 2016